Exhibit 14.1

INTELLIGENT BUYING, INC.
CODE OF BUSINESS CONDUCT AND ETHICS
FOR MEMBERS OF MANAGEMENT AND

THE BOARD OF DIRECTORS

Introduction

The Board of Directors (the "Board") of Intelligent Buying, Inc. (“IB”) has adopted the following Code of Business Conduct and Ethics for Members of Management and the Board of Directors (the "Code"). Managers and Directors are expected to comply with the letter and spirit of this Code. No code or policy can anticipate every situation that may arise. This Code is designed to maintain high standards of professional business ethics at Cape Coastal Trading Corporation.  Accordingly, this Code is intended to serve as a set of guiding principles for Managers and Directors. Managers and Directors must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. Managers and Directors are encouraged to bring questions about particular circumstances that may involve one or more of the provisions of this Code to the attention of the Chairman of the Board. Directors who also serve as officers or employees of IB or any of its affiliates must also comply with the IB Business Ethics and Corporate Policy.

1. Ethical Standards and Compliance with Laws, Rules and Regulations

IB expects its Managers and Directors to exercise the highest degree of professional and business ethics in all actions they undertake on behalf of IB. All Managers and Directors are expected to conduct all their business and affairs in full compliance with applicable laws, rules and regulations, and shall encourage and promote such behavior for themselves, officers and employees.

2. Conflicts of Interest

Managers and Directors must avoid any conflicts of interest between themselves and IB. A "conflict of interest" exists when a Manager or Director's personal or professional interest is adverse to – or may appear to be adverse to – the interests of IB. Conflicts of interest may also arise when a Manager or Director, or members of his or her family, or an organization with which the Manager or Director is affiliated receives improper personal benefits as a result of his or her position as a Manager or Director of IB. Conflicts of interest should be promptly disclosed to the Chairman of the Board.

3. Insider Trading

The securities laws impose severe sanctions upon any individual who uses "inside information" for his or her own benefit or discloses it to others for their use. Managers or Directors who have access to confidential information as a result of their Management position or Board service are not permitted to use or share that information for securities trading purposes or for any other purpose except the conduct of IB's business. All non-public information about IB should be considered confidential information. To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal.

4. Corporate Opportunities

Managers and Directors are prohibited from taking for themselves personally or for the organizations with which they are affiliated opportunities that are discovered through the use of IB property, information or position without the consent of the Board of Directors. No Manager or Director may use IB property, information, or position for improper personal gain. Managers and Directors owe a duty to IB to advance its legitimate interests when the opportunity to do so arises.

5. Competition and Fair Dealing

IB adheres to a policy of fair dealing in all its activities. Managers and Directors shall endeavor to deal fairly with IB's customers, suppliers, competitors and employees. No Manager or Director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships. It is not to gain unfair advantage with customers. Managers, Directors and members of their immediate families may not accept gifts from persons or entities where any such gift is being made in order to influence the Manager or Director's actions as a member Management or of the Board, or where acceptance of the gifts could create the appearance of such influence.

6. Confidentiality

Managers and Directors must maintain the confidential information entrusted to them by IB and its customers, except when disclosure is required by law or regulation. Confidential information includes all non-public information that might be of use to competitors, or harmful to IB, if disclosed. It also includes information that vendors have entrusted to IB.

7. Protection and Proper Use of IB Assets

Managers and Directors may not use IB assets, labor or information for personal use, unless approved by the Corporate Governance Committee, or as part of a compensation or expense reimbursement available to all members of Management or the Board of Directors.

8. Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code may be made only by the Board and will be promptly publicly disclosed.

9. Reporting any Illegal or Unethical Behavior

Managers and Directors should promote ethical behavior and encourage an environment in which IB encourages employees to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. It is the policy of IB to not permit retaliation for reports of misconduct by others made in good faith.

10. Enforcement of the Code of Business Conduct and Ethics

The Chairman of the Board shall determine appropriate actions to be taken in the event of violations of this Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code. In determining what action is appropriate in a particular case, the Chairman shall take into account all relevant information, including the nature and severity of the violation, whether the violation appears to have been intentional or inadvertent, and whether the individual in question had been advised prior to the violation as to the proper course of action.

11. Annual Review

The Board shall review and reassess the adequacy of the Code annually and make any amendments to the Code that the Board deems appropriate.

12.  Acknowledgement by Management and Directors

Each member of Management and the Board of Directors shall execute a copy of this Code of Ethics to acknowledge that he or she has received a copy of the Code, is familiar with its contents and agrees to be bound by its terms.

Adopted by the Board of Directors on March 22, 2006